December 21, 2006

SEC Headquarters
100 F Street, N.E.
Washington DC 20549

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

Ladies and Gentlemen:

Re: Sims Group Limited - Exemption No 82-3838

On behalf of Sims Group Limited (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the following documents of the Company are being furnished herewith:

Mergers & Acquisition Developments
Ceasing to be a substantial holder from AXA
Results of AGM
CEO's AGM Presentation
Chairman's Address to Shareholders
CEO Address AGM 2006
Chairman's Address to AGM 2006
Change in substantial holding
Change of Director's Interest Notice
Change of Director's Interest Notice
Change of Director's Interest Notice
Appendix 3B
First Quarter 2007 Results
Nomination of Auditor
Appendix 3B
Becoming a substantial holder

The information provided in this letter and the documents attached hereto is being furnished and will not be deemed to be "filed" for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of such section, nor will such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing. Any questions or comments with respect to the documents furnished herewith should be directed to the undersigned at (+61 2) 9956 9117.

Yours sincerely,

F. Moratti

Frank Moratti
Company Secretary

SIMS | GROUP

ASX & MEDIA RELEASE **(ASX CODE: SGM)** **21 DECEMBER 2006**

MERGERS & ACQUISITION DEVELOPMENTS

Sims Group announced today the following strategic developments.

Metals Recycling - UK

Acquisition of Cymru Metals Recycling, South Wales

Sims Group UK Limited has expanded its ferrous and non-ferrous operations with the acquisition of Cymru Metals Recycling Limited, a well established metal recycling business in South Wales, handling in excess of 150,000 tonnes per annum.

The acquisition is consistent with Sims Group's objective to grow its metal recycling activities internationally, particularly where there are opportunities to achieve synergies with existing Sims' operations. The addition of Cymru Metals compliments Sims Group UK's strong network of collection, processing and export facilities across England & Wales.

The Cymru Metals business operates from a number of facilities including an export dock and provides a traditional range of metal recycling services. Additionally, as an Authorised Treatment Facility (ATF) for End of Life Vehicles (ELVs), Cymru Metals currently recycles approximately 50,000 vehicles a year.

Tom Bird, Managing Director of Sims Group UK's Metal Recycling Division commented "the acquisition of Cymru Metals Recycling expands Sims' presence into West Wales and strengthens our position as a leading UK metal recycler. Cymru Metals Recycling will make a significant contribution to the ongoing development of our UK business."

Metals Recycling and Steel Distribution - Australia

Acquisition of Menzies Metals Recycling, Victoria

Sims Group Australia has agreed to acquire the business of Menzies Metals which operates in the Seaford area of Melbourne and has been continuously servicing the

South Eastern metropolitan area of Melbourne and the Mornington Peninsula for the past fifty years.

Darron McGree, Managing Director of Sims Group Australia & New Zealand noted, "this acquisition, expected to complete early in the New Year, significantly strengthens Sims Group's catchment in the area and allows us to offer a greater range of services to our regional customer base."

Acquisition of Maroochy Steel distribution business, and new greenfield Metals Recycling site, Maroochydore Queensland

Sims Group Australia has also completed the acquisition of Maroochy Steel, a steel distribution business servicing the rapidly growing Sunshine Coast area of Queensland.

Darron McGree said, "Maroochy Steel has experienced strong growth and the acquisition will greatly enhance Sims Steel's ability to deliver a wider range of stock lines and service to the area."

In addition, delivering on its strategy of increased direct regional servicing, Sims Group Australia also announced the establishment of a new metals recycling facility in Maroochydore. This greenfield site has all approvals in place and expects to be operating during the second half of fiscal 07.

"The synergies between the distribution and metals recycling businesses are expected to deliver strong regional growth to both divisions" said Mr McGree.

Sims Recycling Solutions

Finally, Sims Group CEO Mr Jeremy Sutcliffe noted that work on certain targeted acquisitions by the Company's Recycling Solutions Division is well advanced and a further commentary will be provided at the appropriate time.

Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns around 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,300 employees, annual turnover of A$3.8 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

***For further information contact*:**

Jeremy Sutcliffe
Group Chief Executive
Sims Group Limited
41 McLaren Street
NORTH SYDNEY NSW 2060
ABN 69 114 838 630
Phone: (02) 9956 9180

ASIA PACIFIC

Milena Ickeringill
Company Secretary

Phone:61 3 9616 3852
Fax: 61 3 9614 5298

30 November 2006

Australian Stock Exchange Limited
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Security Holder Notice

Please find attached a Substantial Security Holder Notice for Sims Group Limited.

Yours sincerely

Milena Ickeringill

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: *Sims Group Limited*

ACN/ARSN: 008 634 526

1. Details of substantial holder (1)

Name: AXA SA ("**AXA**"), AXA Asia Pacific Holdings Limited ("**AXA APH**") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "**the AXA Group**") and certain other entities associated with AXA and AXA APH listed in Schedule 1.)

ACN/ARSN (if applicable): 069 123 011

The holder ceased to be a substantial holder on: 24/11/2006

The previous notice was given to the company on: 28/09/2006

The previous notice was dated: 28/09/2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to changes (5)	Class (6) and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each person whose relevant interest has changed is listed in Schedule 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

Print name: Milena Ickeringill   Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

Sign here: Date: 30 November 2006

sgm form 605 letter 241106

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of	Not applicable
National Mutual Funds Management Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Securities Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Asset Management Limited	447 Collins Street, Melbourne, Victoria 3000
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
AXA Investment Managers UK Ltd	7,Newgate Street, London EC1A 7NX, England
AXA Rosenberg Investment Management LLC	4 Orinda Way Building E Orinda, California 94563
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	447 Collins Street Melbourne, Victoria 3000
Part A(iii) - Other relevant interests	
[Not applicable.]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000

Name	Address
National Mutual Funds Management (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
David Bird Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associates Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Planning Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Investments) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Management Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington

Name	Address
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
Westpac Custodian Nominees Limited as custodian for ipac Securities Ltd	**open**			**340,637.00**
	26-Sep-06	BUY	- 55,114.89	2,695.00
	10-Oct-06	SELL	4,936.26 -	231.00
	18-Oct-06	SELL	60,387.60 -	2,765.00
	20-Oct-06	BUY	- 137,838.72	6,592.00
	20-Oct-06	SELL	49,341.53 -	2,106.00
	31-Oct-06	BUY	- 40,870.78	1,875.00
	03-Nov-06	BUY	- 182,545.06	8,360.00
	08-Nov-06	BUY	- 52,835.57	2,450.00
	10-Nov-06	BUY	- 113,472.81	5,245.00
				362,752.00
Westpac Custodian Nominees Limited as custodian for National Mutual Funds Management Ltd	**open**			**1,013,962.00**
	20-Oct-06	BUY	- 493,245.99	23,589.00
				1,037,551.00
Merrill Lynch Custodian Nominees Limited as custodian for ipac Securities Ltd	**open**			**275,546.00**
	22-Sep-06	BUY	- 1,613,435.97	79,477.00
				355,023.00
Various Nominees (international AXA entitled) Details not available at time of filing	**open**			**4,928,867.00**
	Sep (23-30)			278108
	Oct			-382697
	Nov (1-24)			-360252
				4,464,026.00
	TOTAL			**6,219,352.00**

17 November 2006

Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
SYDNEY NSW 2000

SIMS|GROUP

Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 37 008 634 526

Dear Sirs

Re: Listing Rule 3.13.2

In accordance with Listing Rule 3.13.2, we wish to advise that each resolution put to the annual general meeting of shareholders today was decided on a show of hands. The following summarises the total number of proxy votes in respect of each resolution:

RESOLUTION 2.1
Total number of proxy votes exercisable by proxies validly appointed: 78,049,124

(a)	For	75,253,239
(b)	Against	556,167
(c)	Abstain	66,470
(d)	Proxy's discretion	2,239,718

RESOLUTION 2.2
Total number of proxy votes exercisable by proxies validly appointed: 78,049,124

(a)	For	75,253,239
(b)	Against	556,167
(c)	Abstain	66,470
(d)	Proxy's discretion	2,239,718

RESOLUTION 2.3
Total number of proxy votes exercisable by proxies validly appointed: 78,056,223

(a)	For	75,760,333
(b)	Against	47,852
(c)	Abstain	59,371
(d)	Proxy's discretion	2,248,038

RESOLUTION 2.4
Total number of proxy votes exercisable by proxies validly appointed: 78,055,010

(a)	For	75,216,758
(b)	Against	590,673
(c)	Abstain	60,584
(d)	Proxy's discretion	2,247,579

RESOLUTION 2.5

Total number of proxy votes exercisable by proxies validly appointed: 78,043,715

(a)	For	64,192,091
(b)	Against	11,602,492
(c)	Abstain	71,906
(d)	Proxy's discretion	2,249,132

RESOLUTION 3

Total number of proxy votes exercisable by proxies validly appointed: 78,060,298

(a)	For	75,514,621
(b)	Against	272,709
(c)	Abstain	55,323
(d)	Proxy's discretion	2,272,968

RESOLUTION 4

Total number of proxy votes exercisable by proxies validly appointed: 44,789,741

(a)	For	42,256,460
(b)	Against	1,182,456
(c)	Abstain	269,884
(d)	Proxy's discretion	1,350,825

RESOLUTION 5

Total number of proxy votes exercisable by proxies validly appointed: 77,813,645

(a)	For	41,292,058
(b)	Against	34,289,205
(c)	Abstain	301,126
(d)	Proxy's discretion	2,232,382

RESOLUTION 6

Total number of proxy votes exercisable by proxies validly appointed: 45,541,068

(a)	For	41,134,716
(b)	Against	2,135,010
(c)	Abstain	32,573,703
(d)	Proxy's discretion	2,271,342

Yours faithfully,

F. Moratti

Frank Moratti
Company Secretary

SIMS GROUP



Annual General Meeting

17 November 2006


Group Chief Executive's Address
SIMS GROUP
Jeremy Sutcliffe
Group Chief Executive
Sims Group Limited

Good Morning Everyone,

Thank you for coming to hear about Sims Group's fiscal 2006 performance and our latest news.

Highlights

SIMS|GROUP

- Completion of Hugo Neu merger.
- Commissioning of New Jersey mega shredder.

As many of you will recall, the merger with Hugo Neu had already been completed by last year's Annual General Meeting.


New Jersey Mega Shredder
SIMS GROUP

This is another view of the New Jersey mega shredder the Chairman has already referred to. A similar machine will shortly be commissioned in Los Angeles completing the major processing equipment replacement programme highlighted at the time of the merger.

Highlights

SIMS GROUP

- Completion of Hugo Neu acquisition.
- Commissioning of New Jersey mega shredder.
- Recycling Solutions growth and M + R acquisition.

Another highlight has been our Recycling Solutions Division which continues to grow through both greenfield development and acquisitions.

Metall + Recycling

SIMS GROUP



Most recently has been the acquisition of M + R, a specialist non ferrous recycler in Germany. M +R has a rapidly developing E-recycling business which will complement our existing operations in Holland and allow us to better exploit opportunities arising from legislation driven recycling in the EU.

Highlights

SIMS GROUP

- Completion of Hugo Neu acquisition.
- Commissioning of New Jersey mega shredder.
- Recycling Solutions growth and M + R acquisition.
- Safety, Health, Environment & Community (SHEC) & Corporate Social Responsibility reporting initiatives.

Health and Safety continues to be in the forefront of our minds in everything we do.

Group Safety & Health

SIMS GROUP

Lost Time Injury Frequency Rate


12
10
8
6
4
2
0
2003
2004
2005
2006
Sims
HNC

We are committed to providing a safe and healthy work environment. We believe that the safety of an individual comes before all other considerations.

In 2006, the Group, excluding our new US assets, maintained the encouraging lost time injury frequency rate achieved in 2005. The inclusion, however, of a higher rate at our acquired businesses illustrates that we have work to do to bring safety performance in the US inline with the rest of the Group. This is a priority for 2007.

Highlights

SIMS|GROUP

- Completion of Hugo Neu acquisition.
- Commissioning of New Jersey mega shredder.
- Recycling Solutions growth and M + R acquisition.
- Safety, Health, Environment & Community (SHEC) & Corporate Social Responsibility reporting initiatives.

Safety across the Group has been incorporated within a new regime called "Safety, Health & Environment & Community" (SHEC) which imposes a stringent management and reporting discipline across the Group, with emphasis on accountability at all levels. Our responsibilities to the environment are becoming increasingly important and I would urge you, if you have not already done so, to read our Environment Report in this year's Annual Report. Recycling is fundamental to sustainability and so is energy management. The "community" aspect of our policy recognises our responsibilities to the many stakeholders in Sims today with regards to sustainability


Managing Sustainability
SIMS GROUP
115 PJ
Energy used to produce 7.2 million tonnes of steel
30 PJ
Energy Saved
85 PJ
Annual power use for 2.6 million homes
Iron Ore / Integrated Mill
Scrap / EAF
7.2 million tonnes = tonnes handled by Sims in F06
Source: American Iron & Steel Institute, University of Berkeley, US EPA, Australian Bureau of Statistics
PJ = Peta Joules = 10^{15}Joules

This slide demonstrates the positive impact of our core business on energy conservation. If the steel produced from our recycled product had, instead, been produced through conventional blast furnaces, nearly four times the amount of energy would have been used. Put another way, using Sims' scrap in 2006 conserved enough power to service 2.6 million homes – over one third of all homes in Australia.

In terms of our operations we have initiated a comprehensive series of initiatives planned or underway, including a replacement or retrofit of heavy duty diesel engines in Los Angeles, which will reduce omissions from this equipment by 66%. There is, however, very much more for us to do in this area and we need to learn, and act quickly to meet our commitments.


Collecting Cars – Outback Australia
SIMS GROUP

On a lighter note, I recall at an AGM some years ago a shareholder enquiring as to why there were so many abandoned cars in Central Australia and demanded we do something about it to fulfil our community obligations. Well, at that time it was simply not economically viable to do so, but I am pleased to say that, albeit maybe 10 years later, here we are compacting cars in the outback, for shredding in Adelaide.


Highlights
SIMS GROUP
Completion of Hugo Neu acquisition.
Commissioning of New Jersey mega shredder.
Recycling Solutions growth and M + R acquisition.
Safety, Health, Environment & Community (SHEC) & Corporate Social Responsibility reporting initiatives.
Technology and R & D advances.

Finally, I want to acknowledge the technological and R & D advances which the Group has made during the year. The focus has been on materials separation, not only metals, but also glass and plastics. As our business becomes more competitive the need to deliver on our technology initiatives to help alleviate the pressure on margins becomes ever more critical.


Regional EBIT Contribution
SIMS GROUP
NZ
4%
Australia
37%
North America
41%
Former
HNC*
Former
Sims USA
Europe
18%
* Only 8 months contribution

The following slides will give an insight into how we made our money in fiscal 2006. 37% of EBIT came from Australia, 18% from Europe and 41% from North America. We expect the North American figure to increase this year, as these figures only included 8 months contribution from Hugo Neu.

EBIT by Product


Recycling Solutions 10%
Other 6%
Non Ferrous 23%
Ferrous 61%

	2006 Actual (million)	Change from 2005
Ferrous	$214	- 15%
Non Ferrous	$79	+ 160%
Recycling Solutions	$34	+ 90%
Other	$21	+ 71%
Corporate Costs	-$46	+ 36%
Total	$302	+ 4%

Ferrous, (including the non ferrous bi-product from shredding) continues to represent the lions share of EBIT, although both ferrous EBIT and its percentage contribution to Group EBIT reduced compared to 2005's spectacular performance. This was offset by growth in our non ferrous trading which was up 160% year on year and represented 23% of EBIT. Recycling Solutions although, at 10% relatively small in percentage terms, delivered a 90% increase in EBIT to $34 million.


EBIT Movement by Product
SIMS GROUP
330
320
310
300
290
280
270
260
250
240
Million ($)
2005
2006
Ferrous
Non Ferrous
RS
Other
CC
AIFRS
2005 Total EBIT
2006 Total EBIT
Ferrous
- $39m (-15%)
Non Ferrous
+ $48m (+160%)
Recycling Solutions
+ $16m (+90%)
Other
+ $9m (+71%)
Corporate Costs
-$12m (+36%)

This slide illustrates in a different way what I have just said, namely that the decline in the ferrous contribution which was more than offset by growth elsewhere.



Sales Tonnes
SIMS GROUP
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2005
2006
Sims contribution
HNC contribution (2.9 million tonnes)
Total (million tonnes)
7.7 million (+ 51%)
Shredded Ferrous
3.6 million (+ 57%)
Other Processed Ferrous
2.2 million (+ 25%)
Ferrous Brokerage
1.4 million (+ 125%)
Non Ferrous trading/brokerage
0.34 million (+19%)

Sales tonnes increased as a result of the contribution from the Hugo Neu businesses to a record 7.7 million tonnes for the year.


Sales by Destination
SIMS GROUP
Europe 12%
NE Asia 12%
Domestic 33%
China 21%
Middle East 2%
North America 4%
SE Asia & Oceania 16%
Note: domestic is defined as sales within country of sourcing

These tonnes were delivered around the world with 67% being exported from their country of origin to global markets.



Sims Share Price Performance
SIMS GROUP
Sims Share Price
S&P/ASX
Sims Share Price ($)
22
21
20
19
18
17
16
15
14
6000
5500
5000
4500
4000
S&P/ASX 200
46% increase
25% increase
1-Jul-05
1-Oct-05
1-Jan-06
1-Mar-06
1-Jun-06
1-Sep-06
1-Nov-06

All of these factors helped to contribute to our successful year. We saw Sims' share price out perform the S & P / ASX 200 index ending the year up 46%. This was not without a severe correction in the early part of calendar 2006 which serves as a warning as to the volatile and competitive markets in which we trade.


Metal Price Movements
SIMS GROUP
Index
280
260
240
220
200
180
160
140
120
100
80
Jul 05
Dec 05
Jun 06
170% Increase
99% Increase
42% Increase
39% Increase
38% Increase
Copper
Ali
Zinc
Nickel
Ferrous
LME monthly average cash price US$
TEX report – Korea C&F ferrous price

This conveniently brings me to this slide which shows the movements throughout the year in base metals and ferrous scrap prices. Of these, copper, aluminium and ferrous are by far the most important to your Company's earnings. The spectacular increases in the second half explain in large part the upward movements in the second half earnings. It need hardly be said that a reversal in prices would have the opposite effect.

Global Steel Production

SIMS GROUP

- Global production increased by 353 MT since 2000
- 284 MT – 81% - of global growth in China



Rest of World
China
Index
145
140
135
130
125
120
115
110
105
100
2000
2001
2002
2003
2004
2005
2006(e)*
+ 69 million tonnes
+ 284 million tonnes

Source: International Iron and Steel Institute

* 9 months to September 2006 annualised

Time for a few words about China. Throughout 2006, China was the most important market for non ferrous scrap, and this remains the case today. The opposite is true for ferrous material. You would be entitled to ask why is this so, when China has accounted for 81% of the growth in global steel production since 2000.


Chinese Steel Production
SIMS GROUP
Total production increased 284m tonnes since 2000
EAF production increased by 33m tonnes – only 12% of increase
Blast Furnace Production
EAF Production
Million tonnes
450
400
350
300
250
200
150
100
50.1
0.1
2000
2001
2002
2003
2004
2005
2006(e)*
88% of growth
12% of growth
Source: International Iron and Steel Institute
* Chinese Production - 9 months to September 2006 annualised & EAF Production forecast by Metal Bulletin Research Report

The answer lies in the type of steel making adopted in China. As this slide shows nearly 90% of Chinese production growth is through conventional steel making for which the scrap is not the principal raw material. In fact, in the short term China is perhaps more of a threat to our ferrous business than it is a significant customer.



Chinese Steel Production & Consumption
SIMS GROUP
Chinese production now outstripping consumption
Increasing inventories and exports
450
400
350
300
250
200
150
100
Million
2000
2001
2002
2003
2004
2005
2006(e)*
Excess production - 37 million tonnes
Chinese Production
Chinese Consumption
Source: International Iron & Steel Institute
*Forecast by International Iron & Steel Institute

Production in China now exceeds consumption with China consequently a significant exporter of steel products into the markets of our other global steel making customers. This, and an increasingly competitive market on the procurement side of our business caused, in part by significant increases in shredding capacity in all the markets where we operate, has the potential to put further pressure on margins in 2007. The good news, however, is yet more electric arc furnace capacity coming on stream in other markets and an ongoing contraction in the supply of scrap from Russia and its neighbours, to international markets.

Group Chief Executive's Address



Jeremy Sutcliffe
Group Chief Executive
Sims Group Limited

While we continue to deal with daily movements in our markets, we are also working hard on delivering our growth strategy. In our metal recycling business a number of "bolt-on" acquisitions are under consideration with one or more expected to be concluded in the near future. The Recycling Solutions Division is also expected to conclude at least one acquisition by calendar year end, with two memoranda of understanding in place. In addition, your Board has this week approved, in principle, a capital expenditure proposal to build and install a state-of-the-art e-recycling processing facility in the UK, along side our highly successful refrigerator recycling plant. All in all much to look forward to moving forward for our employees and shareholders.

The first quarter of fiscal 2007 produced results inline with our expectation with earnings of $68 million up 129% on last year's first quarter and up 68% on an earnings per share basis. Having reviewed October's trading performance and having contracted a significant portion of our sales through to December I am now able to estimate first half earnings of between $118 million and $128 million. A further update will be given with our first half results.

In conclusion I would like to echo the words of the Chairman in thanking all of our employees around the world, especially those joining the Group via the acquisitions we have made during the year, for their contribution to helping us on our journey of building the world's leading recycling company,

SIMS GROUP



building the world's leading recycling company...

SIMS GROUP

17 November 2006

ANNUAL GENERAL MEETING 2006

CHAIRMAN'S ADDRESS

Ladies and Gentlemen,

Sims Group achieved another very good result for the financial year ended 30 June 2006. Consolidated operating profit before interest and tax for the year was $302 million, up 4% on the previous year, and after tax earnings were $197 million, in line with last year's then record profit. Sales revenue for the year was $3.8 billion, up 46%. Net operating cash flow was also very strong at $209 million for the year, up 8%.

With earnings per share for the financial year at 174.2¢, the Company recently paid a final dividend of 60 cents per share. With the level of earnings now being generated offshore, it is not possible for the Company to pay fully franked dividends and the final dividend was franked as to 51%. Together with the interim dividend of 45 cents per share, this gave shareholders a fiscal 2006 total dividend of 105 cents (51% franked), down 34% on the record year in fiscal 2005.

In a recent UBS report, Sims was listed as having the seventh largest increase in consensus 1-year forward price to earnings multiples for Australia's top 100 stocks in the calendar year to 23 October 2006, reflecting market acknowledgment of our longer term strategy and broader based approach to recycling.

Your Company was also credited in a Boston Consulting Group report in April this year as having the thirteenth highest Total Shareholder Return on the Australian Stock Exchange over the previous 5 years.

Moving away from financial results for a moment, I would like to mention some of the 'firsts' achieved by the Group over the last year.

The Company launched its corporate sustainability reporting program during the year. The issue of how a company conducts its business, not just from a financial point of view, but also its moral and ethical commitment to the community at large, has become increasingly important. Sims Group participated for the first time in the Carbon Disclosure Project (CDP4), which provides a secretariat for the world's largest institutional investors to collaborate on the business implications of climate change through the monitoring of the performance of companies in this area. Our commitment to health and safety, environment and community performance in conducting our business has always been paramount, and I invite you to read our first sustainability report which can be found in our 2006 Annual Report.

I should also add that the Board also remained committed to ensuring that Sims Group continues to maintain the highest level of corporate governance and compliance.

Turning to operational achievements, Simsmetal Australia, with the assistance of the Sims Hanoi office, made the first ever deep sea bulk ferrous cargo delivery to Vietnam in August 2006. We look forward to being a regular supplier to this new and exciting market.

In the UK, Sims continues to operate the world's largest fridge recycling plant, capable of recycling one million units each year. During the year the plant became one of the first to achieve certification to the internationally recognised ISO 14001 Environmental Management Standard. Sims Group UK also received a major Commendation in the prestigious Business Commitment to the Environment Awards in recognition of its ongoing dedication to reducing the overall impact of the plant through improved operational efficiency.

Sims Group's new mega shredder at Claremont, New York began operations in mid-May and went into full production in June. Under construction for over a year, the installation also involved a complete rebuild of plant storm-water systems, dredging of the access channel and construction of a new bulkhead to support delivery of scrap by water at the shredder.

In Victoria, our Brooklyn team removed 1,200 tonnes of scrap metal in two days from Toyota's Altona plant to allow Toyota to totally refit all of its robots and machinery presses to make way for its new Camry Aurion production line.

Also in Australia, Sims Group's comprehensive IT and electronics recycling business Sims E-Recycling, in association with Collex, completed its first full year of operation, opening facilities in Brisbane, Melbourne, Sydney and Perth to become the only e-waste recycler with a true national coverage.

LMS Generation, the Group's 50% owned renewable energy provider, developed Australia's first Micro Power Station located at Tweed Shire in NSW. LMS also produced 372,300 tonnes of carbon credit offsets in the past year and traded approximately 200,000 tonnes of them, assisting companies in meeting their efforts in reducing global warming.

The last, but by no means least, matter I wish to mention is that your Company was recently runner up in the prestigious 2006 Australian HR Awards 2006 – Best Graduate Intake Program category, reflecting the significance of our focus on training our next generation of managers.

So you can see that it has been a very busy and productive year, with many outstanding achievements. Of course, much of the early part of the fiscal 2006 year was taken up with the merger of Sims Group and the recycling operations of Hugo Neu Corporation. This merger was consummated on 31 October 2005 and management continues to work hard at bedding down the integration.

Finally, I would like to record the Board's appreciation of the efforts of the Company's management and employees throughout the year. All employees can take credit for contributing to the excellent result that was achieved.

SIMS GROUP

ANNUAL GENERAL MEETING 2006
GROUP CHIEF EXECUTIVE'S ADDRESS

Good Morning Everyone,

Thank you for coming to hear about Sims Group's fiscal 2006 performance and our latest news.

As many of you will recall, the merger with Hugo Neu had already been completed by last year's Annual General Meeting. This is another view of the New Jersey mega shredder the Chairman has already referred to. A similar machine will shortly be commissioned in Los Angeles completing the major processing equipment replacement programme highlighted at the time of the merger.

Another highlight has been our Recycling Solutions Division which continues to grow through both greenfield development and acquisitions. Most recently has been the acquisition of M + R, a specialist non ferrous recycler in Germany. M +R has a rapidly developing E-recycling business which will complement our existing operations in Holland and allow us to better exploit opportunities arising from legislation driven recycling in the EU.

Health and Safety continues to be in the forefront of our minds in everything we do. In 2006, the Group, excluding our new US assets, maintained the encouraging lost time injury frequency rate achieved in 2005. The inclusion, however, of a higher rate at our acquired businesses illustrates that we have work to do to bring safety performance in the US inline with the rest of the Group. This is a priority for 2007.

Safety across the Group has been incorporated within a new regime called "Safety, Health & Environment & Community" (SHEC) which imposes a stringent management and reporting discipline across the Group, with emphasis on accountability at all levels. Our responsibilities to the environment are becoming increasingly important and I would urge you, if you have not already done so, to read our Environment Report in this year's Annual Report. Recycling is fundamental to sustainability and so is energy management. The "community" aspect of our policy recognises our responsibilities to the many stakeholders in Sims today with regards to sustainability. This slide demonstrates the positive impact of our core business on energy conservation. If the steel produced from our recycled product had, instead, been produced through conventional blast furnaces, nearly four times the amount of energy would have been used. Put another way, using Sims' scrap in 2006 conserved enough power to service 2.6 million homes – over one third of all homes in Australia.

In terms of our operations we have embarked on a review of our energy consumption. In the meantime, a series of initiatives are planned or underway, including a replacement of heavy duty diesel engines in Los Angeles, which will reduce omissions from this equipment by 66%. There is, however, very much more for us to do in this area and we need to learn, and act quickly to meet our commitments.

On a lighter note, I recall at an AGM some years ago a shareholder enquiring as to why there were so many abandoned cars in Central Australia and demanded we do something about it to fulfil our community obligations. Well, at that time it was simply not economically viable to do so, but I am pleased to say that, albeit maybe 10 years later, here we are compacting cars in the outback, for shredding in Adelaide.

Finally, I want to acknowledge the technological and R & D advances which the Group has made during the year. The focus has been on materials separation, not only metals, but also glass and plastics. As our business becomes more competitive the need to deliver on our technology initiatives to help alleviate the pressure on margins becomes ever more critical.

The following slides will give an insight into how we made our money in fiscal 2006. 37% of EBIT came from Australia, 18% from Europe and 41% from North America. We expect the North American figure to increase this year, as these figures only included 8 months contribution from Hugo Neu.

Ferrous, (including the non ferrous bi-product from shredding) continues to represent the lions share of EBIT, although both ferrous EBIT and its percentage contribution to Group EBIT reduced compared to 2005's spectacular performance. This was offset by growth in our non ferrous trading which was up 160% year on year and represented 23% of EBIT. Recycling Solutions although, at 10% relatively small in percentage terms, delivered a 90% increase in EBIT to $34 million.

This slide illustrates in a different way what I have just said, namely that the decline in the ferrous contribution which was more than offset by growth elsewhere. Sales tonnes increased as a result of the contribution from the Hugo Neu businesses to a record 7.7 million tonnes for the year. These tonnes were delivered around the world with 67% being exported from their country of origin to global markets.

All of these factors helped to contribute to our successful year. We saw Sims' share price out perform the S & P / ASX 200 index ending the year up 46%. This was not without a severe correction in the early part of calendar 2006 which serves as a warning as to the volatile and competitive markets in which we trade. This conveniently brings me to this slide which shows the movements throughout the year in base metals and ferrous scrap prices. Of these, copper, aluminium and ferrous are by far the most important to your Company's earnings. The spectacular increases in the second half explain in large part the upward movements in the second half earnings. It need hardly be said that a reversal in prices would have the opposite effect.

Time for a few words about China. Throughout 2006, China was the most important market for non ferrous scrap, and this remains the case today. The opposite is true for ferrous material. You would be entitled to ask why is this so, when China has accounted for 81% of the growth in global steel production since 2000. The answer lies in the type of steel making adopted in China. As this slide shows nearly 90% of Chinese production growth is through conventional steel making for which the scrap is not the principal raw material. In fact, in the short term China is perhaps more of a

threat to our ferrous business than it is a significant customer. Production in China now exceeds consumption with China consequently a significant exporter of steel products into the markets of our other global steel making customers. This, and an increasingly competitive market on the procurement side of our business caused, in part by significant increases in shredding capacity in all the markets where we operate, has the potential to put further pressure on margins in 2007. The good news, however, is yet more electric arc furnace capacity coming on stream in other markets and an ongoing contraction in the supply of scrap from Russia and its neighbours, to international markets.

While we continue to deal with daily movements in our markets, we are also working hard on delivering our growth strategy. In our metal recycling business a number of "bolt-on" acquisitions are under consideration with one or more expected to be concluded in the near future. The Recycling Solutions Division is also expected to conclude at least one acquisition by calendar year end, with two memoranda of understanding in place. In addition, your Board has this week approved, in principle, a capital expenditure proposal to build and install a state-of-the-art e-recycling processing facility in the UK, along side our highly successful refrigerator recycling plant. All in all much to look forward to moving forward for our employees and shareholders.

The first quarter of fiscal 2007 produced results inline with our expectation with earnings of $68 million up 129% on last year's first quarter and up 68% on an earnings per share basis. Having reviewed October's trading performance and having contracted a significant portion of our sales through to December I am now able to estimate first half earnings of between $118 million and $128 million. A further update will be given with our first half results.

In conclusion I would like to echo the words of the Chairman in thanking all of our employees around the world, especially those joining the Group via the acquisitions we have made during the year, for their contribution to helping us on our journey of building the world's leading recycling company.

Thank you very much.

SIMS | GROUP

17 November 2006

ANNUAL GENERAL MEETING 2006

CHAIRMAN'S ADDRESS

Ladies and Gentlemen,

Sims Group achieved another very good result for the financial year ended 30 June 2006. Consolidated operating profit before interest and tax for the year was $302 million, up 4% on the previous year, and after tax earnings were $197 million, in line with last year's then record profit. Sales revenue for the year was $3.8 billion, up 46%. Net operating cash flow was also very strong at $209 million for the year, up 8%.

With record earnings per share for the financial year at 174.2¢, the Company recently paid a final dividend of 60 cents per share. With the level of earnings now being generated offshore, it is not possible for the Company to pay fully franked dividends and the final dividend was franked as to 51%. Together with the interim dividend of 45 cents per share, this gave shareholders a fiscal 2006 total dividend of 105 cents (51% franked), down 34% on the record year in fiscal 2005.

In a recent UBS report, Sims was listed as having the seventh largest increase in consensus 1-year forward price to earnings multiples for Australia's top 100 stocks in the calendar year to 23 October 2006, reflecting market acknowledgment of our longer term strategy and broader based approach to recycling.

Your Company was also credited in a Boston Consulting Group report in April this year as having the thirteenth highest Total Shareholder Return on the Australian Stock Exchange over the previous 5 years.

Moving away from financial results for a moment, I would like to mention some of the 'firsts' achieved by the Group over the last year.

The Company launched its corporate sustainability reporting program during the year. The issue of how a company conducts its business, not just from a financial point of view, but also its moral and ethical commitment to the community at large, has become increasingly important. Sims Group participated for the first time in the Carbon Disclosure Project (CDP4), which provides a secretariat for the world's largest institutional investors to collaborate on the business implications of climate change through the monitoring of the performance of companies in this area. Our commitment to health and safety, environment and community performance in conducting our business has always been paramount, and I invite you to read our first sustainability report which can be found in our 2006 Annual Report.

I should also add that the Board also remained committed to ensuring that Sims Group continues to maintain the highest level of corporate governance and compliance.

Turning to operational achievements, Simsmetal Australia, with the assistance of the Sims Hanoi office, made the first ever deep sea bulk ferrous cargo delivery to Vietnam in August 2006. We look forward to being a regular supplier to this new and exciting market.

In the UK, Sims continues to operate the world's largest fridge recycling plant, capable of recycling one million units each year. During the year the plant became one of the first to achieve certification to the internationally recognised ISO 14001 Environmental Management Standard. Sims Group UK also received a major Commendation in the prestigious Business Commitment to the Environment Awards in recognition of its ongoing dedication to reducing the overall impact of the plant through improved operational efficiency.

Sims Group's new mega shredder at Claremont, New York began operations in mid-May and went into full production in June. Under construction for over a year, the installation also involved a complete rebuild of plant storm-water systems, dredging of the access channel and construction of a new bulkhead to support delivery of scrap by water at the shredder.

In Victoria, our Brooklyn team removed 1,200 tonnes of scrap metal in two days from Toyota's Altona plant to allow Toyota to totally refit all of its robots and machinery presses to make way for its new Camry Aurion production line.

Also in Australia, Sims Group's comprehensive IT and electronics recycling business Sims E-Recycling, in association with Collex, completed its first full year of operation, opening facilities in Brisbane, Melbourne, Sydney and Perth to become the only e-waste recycler with a true national coverage.

LMS Generation, the Group's 50% owned renewable energy provider, developed Australia's first Micro Power Station located at Tweed Shire in NSW. LMS also produced 372,300 tonnes of carbon credit offsets in the past year and traded approximately 200,000 tonnes of them, assisting companies in meeting their efforts in reducing global warming.

The last, but by no means least, matter I wish to mention is that your Company was recently runner up in the prestigious 2006 Australian HR Awards 2006 – Best Graduate Intake Program category, reflecting the significance of our focus on training our next generation of managers.

So you can see that it has been a very busy and productive year, with many outstanding achievements. Of course, much of the early part of the fiscal 2006 year was taken up with the merger of Sims Group and the recycling operations of Hugo Neu Corporation. This merger was consummated on 31 October 2005 and management continues to work hard at bedding down the integration.

Finally, I would like to record the Board's appreciation of the efforts of the Company's management and employees throughout the year. All employees can take credit for contributing to the excellent result that was achieved.

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Sims Group Limited

ACN/ARSN

1. Details of substantial holder (1)

Name: M&G Investment Management Limited
M&G Limited
M&G Group Limited
Prudential Plc

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on: 08 November 2006

The previous notice was given to the company on: 22 August 2006

The previous notice was dated: 22 August 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Security (4)	Previous Notice		Present Notice	
	Person's votes	Voting Power (5)	Person's votes	Voting Power (5)
Ordinary	11,335,028	9.09%	12,602,028	10.04%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc	PLEASE SEE ANNEX 1 (Below)			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc	Chase Nominees Ltd	Chase Nominees Ltd	Power to exercise or control the exercise of, a right to vote attached to the securities Power to dispose of, or control the exercise of a power to dispose of, the securities	5,350,000
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc	Nortrust Noms Ltd A/C MEJ01	Nortrust Noms Ltd A/C MEJ01		5,750,000
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc	Nortrust Noms Ltd A/C MEN01	Nortrust Noms Ltd A/C MEN01		1,500,000

M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc	Nortrust Noms Ltd	Nortrust Noms Ltd		2,028

5. **Changes in association**

The persons who have been associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and CAN/ARSN (if applicable)	Nature of association
No change	

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
M&G Investment Management Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Group Limited	Laurence Pountney Hill, London EC4R 0HH, England
Prudential Plc	Laurence Pountney Hill, London EC4R 0HH, England
Chase Nominees Ltd	125 London Wall, London EC2Y 5AJ, England
Nortrust Nominees	The Northern Trust Company, 50 Bank Street, Canary Wharf, London E14 5NQ, England

Signature

print name **Emma Thompson** capacity **Notifiables Administrator**

sign here **Emma Thompson** date **08 November 2006**

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annex 1: Transactions: 19 August 2006 to 08 November 2006

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	Ord NPV
M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc (Chase Nominees Ltd)	21-AUG-06 05-OCT-06 06-OCT-06 09-OCT-06 11-OCT-06 12-OCT-06 16-OCT-06 19-OCT-06 20-OCT-06 07-NOV-06	500,486 2,078,116 1,335,443 801,445 1,489,516 668,183 2,147,503 3,274,724 2,542,299 2,165,407		26,800 100,000 63,000 37,000 69,135 30,865 100,000 141,901 108,099 100,000
M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc (Nortrust Noms Ltd A/C MEJ01) AUST	21-AUG-06 23-AUG-06 25-AUG-06 28-AUG-06 29-AUG-06	750,729 3,785,262 845,947 2,008,262 1,953,212		40,200 200,000 45,000 105,000 100,000

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SIMS GROUP LIMITED
ABN	69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GEOFFREY NORMAN BRUNSDON
Date of last notice	21 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Nil
Date of change	20 October 2006
No. of securities held prior to change	3,312 ordinary shares
Class	Ordinary shares
Number acquired	95 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.91per ordinary share
No. of securities held after change	3,407 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under entity's dividend reinvestment plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SIMS GROUP LIMITED
ABN	69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY LEIGH SUTCLIFFE
Date of last notice	3 November 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The Sutcliffe Family Trust, an associate of the Director, is the registered holder in respect of the indirect interest
Date of change	20 October 2006
No. of securities held prior to change	62,255 ordinary shares
Class	See above
Number acquired	286 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20.91per ordinary share
No. of securities held after change	62,541ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under entity's dividend reinvestment plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SIMS GROUP LIMITED
ABN	69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY LEIGH SUTCLIFFE
Date of last notice	8 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The Sutcliffe Family Trust, an associate of the Director, is the registered holder in respect of the indirect interest
Date of change	31 October – 3 November 2006
No. of securities held prior to change	62,255 ordinary shares
Class	See above
Number acquired	20,000 ordinary shares
Number disposed	20,000 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$436,278
No. of securities held after change	62,255 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of performance rights. On-market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SIMS GROUP LIMITED

ABN

69 114 838 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally,. other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$16.6788 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of securities pursuant to exercise of performance rights.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 October and 3 November 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	125,398,963	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2/11/2006
(Company secretary)

Print name: Frank Moratti

== == == == ==

SIMS GROUP

ASX & MEDIA RELEASE (ASX CODE: SGM) 27 OCTOBER 2006

SIMS GROUP'S FIRST QUARTER EARNINGS MORE THAN DOUBLE LAST YEAR'S

	Q1 F07 $m	Q1 F06 $m	Change %
SALES REVENUE *(from ordinary activities)*	1,233.1	572.2	115.5
EBITDA *(earnings before interest, tax, depreciation and amortization)*	118.4	54.8	116.1
EBIT *(earnings before interest and tax)*	106.9	45.8	133.4
PROFIT AFTER TAX	68.1	29.8	128.5
EPS *(cents)*	54.8	32.6	68.1

HIGHLIGHTS

- Another very strong quarter.
- Significant non ferrous contribution maintained.
- Recycling Solutions growth continues with M + R acquisition.

RESULT

Sims Group Limited has recorded a profit after tax for the first quarter of fiscal 2007 of $68.1 million. The result represents a 129% increase on the first quarter of fiscal 2006, with sales revenue increasing by 116%, from $572 million to $1.233 billion reflecting, in part, the contribution from the former Hugo Neu operations. Earnings per share also increased, by 68%.

Group Chief Executive, Jeremy Sutcliffe said, "the Company has delivered a result consistent with our guidance that the first quarter of this fiscal year would be very strong. Earnings were ahead of budget, as were intake tonnes, but sales tonnes were down on the last quarter of fiscal 2006. Encouragingly the strong contribution to earnings from our non ferrous trading operations continued throughout the quarter. The Group also delivered on its prediction of achieving growth in Recycling Solutions through the acquisition of M + R, in Germany, which will make a positive contribution to second quarter earnings."

OUTLOOK

The ferrous market remains finely balanced with the continuing absence of Chinese demand offset by the re-emergence of other traditional buyers and ongoing strength in South East Asia and the Indian sub continent. The Company's sales programme for the quarter is well advanced and trading is expected to continue within a reasonably narrow range. While the outlook for international pricing remains positive and freight rates have stabilised (albeit at higher levels) competition to buy feedstock continues, and is particularly intense in some markets. This is likely to result in an overall contraction in ferrous margin during the second quarter.

The outlook for non ferrous metals in the second quarter remains positive on the back of strong demand, low inventories, and the strengthening Chinese yuan. This view is evidenced by the ongoing contraction of discounts to LME for scrap across Asian markets, which remain dominated by Chinese buying. While volatility will continue, the overall environment provides optimism for a continuation of current market conditions.

A further update on the market and guidance on earnings for the first half will be provided at the Company's Annual General Meeting on the 17th November. At that time, the Company will also provide an update on the progress made on other acquisition targets currently under review.

Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns around 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,300 employees, annual turnover of A$3.8 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

For further information contact:

Jeremy Sutcliffe
Group Chief Executive
Sims Group Limited
41 McLaren Street
NORTH SYDNEY NSW 2060

ABN 37 008 634 526

Phone: (02) 9956 9180

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 37 008 634 526

20 October 2006

Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

RE: Nomination of Auditor

In accordance with Listing Rule 3.17, please find enclosed a copy of letter sent to shareholders today.

Yours faithfully,
Sims Group Limited

F. Moratti

Frank Moratti
Company Secretary

Peter Ricketts
18 Richards Ave
Eastwood NSW 2122

20 October 2006

Mr Frank Moratti
Company Secretary
Sims Group Limited
Level 6, 41 McLaren St
North Sydney NSW 2060

Dear Sir,

Re: Sims Group Limited – Nomination of Auditor

In accordance with section 328B(1) of the *Corporations Act 2001* (Cth), I, Peter Ricketts being a shareholder of Sims Group Limited (Company), hereby nominate PricewaterhouseCoopers for appointment as auditor of the Company.

Yours faithfully,

Peter Ricketts

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SIMS GROUP LIMITED

ABN

69 114 838 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	742,970
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes	
5	Issue price or consideration	$20.91 per ordinary share	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of securities under dividend reinvestment plan.	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 October 2006	
		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	125,378,963	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: F. Moratti .... Date: 20/10/2006
Company Secretary

Print name: Frank Moratti

== == == == ==

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To	**Sims Group Limited (SGM)**
ACN/ARSN	**008 634 526**

1. Details of substantial holder

Name	**Barclays Global Investors Australia Limited** on behalf of the Barclays Group **("BGI")**
ABN	**33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 10 October 2006.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	6,429,760	6,429,760	5.16

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
BGI	Fund Manager – see Annexure A	6,429,760 ordinary

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
BGI	JP Morgan & other custodians – see Annexure A	6,429,760 ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
BGI	Past 4 months	Avg price $19.65	6,429,760 ordinary

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Director
Barclays Global Investors Australia

Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in **Sims Group Limited (SGM)** held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
SGM	Sims Group Limited	296,996	0.24	Barclays Global Investors Ltd
SGM	Sims Group Limited	560,695	0.45	Barclays Global Investors Ltd
SGM	Sims Group Limited	11,038	0.01	Barclays Global Investors, N.A.
SGM	Sims Group Limited	5,561,031	4.46	Barclays Global Investors Australia Ltd
		6,429,760	**5.16**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in SGM as custodian and for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in SGM was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in SGM.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Signature

Director
Barclays Global Investors Australia

Date